Exhibit 99.1

StoneCo Announces the Passing Away of Luiz André Barroso

Georgetown, Cayman Islands, September 19th, 2023 -- StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”) is saddened to announce the passing of Board Member Luiz André Barroso on September 17th, 2023. Mr. Barroso, who joined our Board on April 6th, 2023, made significant contributions to our technology team and overall strategy. Our hearts and thoughts are with Luiz’s family, friends, and colleagues.

Future decisions regarding his Board seat will be made in due course.

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co